TENNANT COMPANY
701 North Lilac Drive

P.0. Box 1452

Minneapolis, MN 55440

January 17, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-6010

Attention: Pamela Long, Assistant Director

Re:                             Tennant Company

Request for Acceleration of

Registration Statement on Form S-4

File No. 333- 222468

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Tennant Company, a Minnesota corporation, hereby requests that the effective date of the above-captioned registration statement on Form S-4 be accelerated so that it will be declared effective at 4:00 P.M., Eastern Time on January 19, 2018, or as soon thereafter as may be practicable.

Tennant Company hereby authorizes Bryan Pitko and Stephen Quinlivan of Stinson Leonard Street LLP to orally modify or withdraw this request for acceleration. Please contact Mr. Pitko at (612) 335-7061 or Mr. Quinlivan at (612) 335-7076 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Sincerely,

TENNANT COMPANY

By	/s/ Jeffrey L. Cotter
Jeffrey L. Cotter
Senior Vice President, General Counsel and Secretary